                                                                       EXHIBIT I

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
        EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                  (UNAUDITED)

                                                               YEARS ENDED DECEMBER 31:
                                                 ----------------------------------------------------
                                                   2001       2000       1999       1998       1997
(DOLLARS IN MILLIONS)                            --------   --------   --------   --------   --------
Income before income taxes (1).................  $10,991    $11,501    $11,665    $ 8,997    $ 9,054

Add:

  Fixed charges, excluding capitalized
    interest...................................    1,652      1,885      1,921      2,036      2,000
                                                 -------    -------    -------    -------    -------

  Income as adjusted before income taxes.......  $12,643    $13,386    $13,586    $11,033    $11,054
                                                 =======    =======    =======    =======    =======

Fixed charges:

  Interest expense.............................  $ 1,202    $ 1,430    $ 1,455    $ 1,559    $ 1,573

  Capitalized interest.........................       33         20         23         28         32

  Portion of rental expense representative of
    interest...................................      450        455        466        477        427
                                                 -------    -------    -------    -------    -------

Total fixed charges............................  $ 1,685    $ 1,905    $ 1,944    $ 2,064    $ 2,032

Preferred stock dividend (2)...................       14         29         30         29         29
                                                 -------    -------    -------    -------    -------

Combined fixed charges and preferred stock
  dividends....................................  $ 1,699    $ 1,934    $ 1,974    $ 2,093    $ 2,061
                                                 =======    =======    =======    =======    =======

Ratio of net income to fixed charges...........      7.5        7.0        7.0        5.3        5.4

Ratio of net income to combined fixed charges
  and preferred stock dividend.................      7.4        6.9        6.9        5.3        5.4

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(1) Income before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

(2) Included in the ratio calculation are preferred stock dividends of $10 million for 2001, $20 million for 2000, 1999, 1998 and 1997, respectively, or $14 million for 2001, $29 million in 2000, $30 million in 1999, $29 million in 1998 and 1997 representing the pre-tax income that would be required to cover such dividend requirements based on the company's effective tax rate for 2001, 2000, 1999, 1998 and 1997, respectively.